Exhibit 12.1

US AIRWAYS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

	Three Months Ended	Years Ended December 31,
	March 31, 2012	2011	2010	2009	2008	2007
Income (loss) before income taxes and cumulative effect of change in accounting principle	$48	$90	$502	$(243)	$(2,215)	$430
Add:
Interest expense, net	82	327	329	304	258	277
Interest factor portion of rentals	100	402	406	417	430	418

	182	729	735	721	688	695

Earnings (losses) before income taxes and fixed charges	$230	$819	$1,237	$478	$(1,527)	$1,125
Computation of fixed charges:
Interest expense	$82	$327	$329	$304	$258	$277
Interest factor portion of rentals	100	402	406	417	430	418
Capitalized interest	2	8	3	10	6	4

Fixed charges	$184	$737	$738	$731	$694	$699
Ratio of earnings to fixed charges	1.25	1.11	1.68	N/A	N/A	1.61
Earnings insufficient to cover fixed charges	N/A	N/A	N/A	$253	$2,221	N/A